UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐    Merger

☒    Liquidation

☐    Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Columbia Funds Master Investment Trust, LLC (the Trust) (the only series of the Trust at the time of the Liquidation was Columbia International Value Master Portfolio (the Master Portfolio))

3.	Securities and Exchange Commission File No.: 811-09347

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐    Initial Application             ☒    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 Franklin Street

Boston, MA 02110

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph D’Alessandro

Ameriprise Financial, Inc.

485 Lexington Avenue, 12th Floor

New York, NY 10017

212-850-1703

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 C.F.R. 270.31a-1, .31a-2]:

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

612-671-4321

8.	Classification of fund (check only one):

☒    Management company;

☐    Unit investment trust; or

☐    Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒    Open-end             ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Columbia Management Investment Advisers, LLC*

225 Franklin Street

Boston, MA 02110

*

On May 1, 2010, Columbia Management Investment Advisers, LLC became the investment adviser in connection with the closing of the acquisition of a portion of the asset management business of Columbia Management Group, LLC by Ameriprise Financial, Inc., parent company of Columbia Management Investment Advisers, LLC. Prior to May 1, 2010, Columbia Management Advisors, LLC, located at 100 Federal Street, Boston, MA 02110, served as the investment adviser.

Subadviser to the Master Portfolio (prior to June 1, 2013):

Brandes Investment Partners, L.P.

11988 El Camino Real, Suite 500

San Diego, CA 92130

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Columbia Management Investment Distributors, Inc.**

225 Franklin Street

Boston, MA 02110

**

On May 1, 2010, Columbia Management Investment Distributors, Inc. became the principal underwriter in connection with the closing of the acquisition of a portion of the asset management business of Columbia Management Group, LLC by Ameriprise Financial, Inc., parent company of Columbia Management Investment Advisers, LLC. Prior to May 1, 2010, Columbia Management Distributors, Inc., located at One Financial Center, Boston, MA 02111, served as the principal underwriter.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes              ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐    No

If Yes, state the date on which the board vote took place: November 20, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐    Yes             ☒    No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval was not required according to the Trust’s Amended and Restated Limited Liability Company Agreement (filed on June 28, 2011 as Exhibit (a)(1) to Amendment No. 47 of Form N-1A Registration Statement File No. 811-09347).

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 13, 2013

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were	any distributions to shareholders made in kind?

☒ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

The Master Portfolio, the sole series of the Trust at the time of the Liquidation, was a master fund in a master/feeder arrangement. The sole feeder fund, Columbia International Value Fund, a series of Columbia Funds Series Trust, was an affiliate of the Master Portfolio and owned 100% of the Master Portfolio’s shares.

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes              ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $3,000

(ii)	Accounting expenses: $5,750

(iii)	Other expenses (list and identify separately): N/A

(iv)	Total expenses (sum of lines (i)–(iii) above): $8,750

(b)	How were those expenses allocated? These expenses were fund (Master Portfolio) specific.

(c)	Who paid those expenses? Columbia Management Investment Advisers, LLC bore all expenses of the Liquidation.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Columbia Funds Master Investment Trust, LLC, (ii) he is the Assistant Secretary of Columbia Funds Master Investment Trust, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Joseph D’Alessandro
Joseph D’Alessandro